SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JULY TRAFFIC GROWS TO 16.8M GUESTS

Ryanair Holdings plc today (Wed, 3 Aug) released July traffic statistics as follows:

	Month			Rolling Annual
	Jul 21	Jul 22	Change	Jul 21	Jul 22	Change
GUESTS	9.3m	16.8m	+81%	40.0m	142.0m	+255%
L. FACTOR	80%	96%	+16 ppts	73%	87%	+14 ppts

Ryanair operated approx. 92,300 flights in July 22.

Prior Months	Guests	L.F. %
December1	9.5m	81%
January1	7.0m	79%
February1	8.7m	86%
March2	11.2m	87%
April	14.2m	91%
May	15.4m	92%
June	15.9m	95%
July	16.8m	96%

1 Dec, Jan & Feb traffic was damaged by Omicron restrictions.

2 Mar traffic was damaged by the Russian invasion of Ukraine on 24 Feb.

ENDS

For further information
please contact:                            Press Office                            Piaras Kelly
                                                     Ryanair DAC                         Edelman Ireland
                                                     Tel: +353-1-9451799            Tel: +353-1-6789333
                                                     press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 3 August, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary